Filed pursuant to Rule 433

December 1, 2021

Relating to

Preliminary Prospectus Supplement dated November 18, 2021

to

Prospectus dated November 18, 2021

Registration Statement No. 333-261173

Nuveen AMT-Free Municipal Credit Income Fund

Pricing Term Sheet

Series C MuniFund Preferred Shares (Liquidation Preference of $1,000 Per Share)

Issuer:	Nuveen AMT-Free Municipal Credit Income Fund (the “Fund”)

Security Description:	250,000 Series C MuniFund Preferred Shares (the “VRRM-MFP Shares”).

Size:	$250,000,000

No Listing:	The Fund does not intend to list the VRRM-MFP Shares on any securities exchange.

Dividend Rate:

The dividend rate for December 3, 2021 will be equal to the sum of 0.20% per annum plus the Securities Industry Financial Markets Association (“SIFMA”) Municipal Swap Index published at approximately 4:00 p.m., New York City time, on December 1, 2021, or 0.25% per annum if the SIFMA Municipal Swap Index is not so published.

Pricing Date:	December 1, 2021

Settlement Date:	December 3, 2021

Initial Offering Price:	$1,000 per share

Underwriting Discount:	$1.00 per share

CUSIP:	67071L791

Anticipated Ratings (Fitch/Moody’s)	AA/Aa2*

Sole Book-Running Manager:	BofA Securities, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from Preliminary Prospectus Supplement

Use of Proceeds:

The Fund estimates that the net proceeds of the offering will be approximately $248,870,000, after payment of the underwriting discounts and commissions and estimated offering expenses payable by the Fund. The Fund intends to use net proceeds of approximately $174,209,000, which may be supplemented with cash already held by the Fund, to redeem 1,750 outstanding Variable Rate Demand Preferred Shares, with an aggregate liquidation preference of $175,000,000, of the Fund, in the aggregate, from three series and maintain the Fund’s leveraged capital structure. Pending the redemption of the applicable Variable Rate Demand Preferred Shares, expected to occur on or about December 17, 2021, the Fund will irrevocably deposit with The Bank of New York Mellon, as tender and paying agent for such shares, an amount sufficient to pay the aggregate redemption price of the Variable Rate Demand Preferred Shares to be redeemed. The remaining net proceeds not applied to such redemptions will increase the Fund’s leverage by $75,000,000, and be used by the Fund for investment purposes in accordance with the Fund’s investment objectives and policies. The Fund will invest such remaining net proceeds as soon as practicable after the completion of the offering and currently anticipates that it will be able to invest substantially all of such remaining net proceeds in investments that meet the Fund’s investment objectives and policies within 30 days after completion of the offering.

Capitalization:

The following table sets forth the capitalization of the Fund as of October 31, 2021 and as adjusted to give effect to the offering, including the partial redemption of Variable Rate Demand Preferred Shares and the estimated expenses incurred in connection with the offering of the VRRM-MFP Shares.

	Actual October 31, 2021 (Unaudited)	As Adjusted October 31, 2021 (Unaudited)
VRDP Shares, $100,000 stated value per share, at liquidation value; unlimited Preferred Shares authorized, of which 14,116 and 14,116, as adjusted, are designated as VRDP (14,116 VRDP Shares outstanding and 12,366 VRDP Shares outstanding, as adjusted, respectively)*	$1,411,600,000	$1,236,600,000

MFP Shares, $100,000 and $1,000 stated value per share, respectively, at liquidation value; unlimited Preferred Shares authorized, of which 202,054 and 452,054, as adjusted, are designated as MFP Shares (202,054 MFP Shares outstanding and 452,054 MFP Shares outstanding, as adjusted, respectively)*

	$ 405,400,000	$ 655,400,000

AMTP Shares, $100,000 stated value per share, respectively, at liquidation value; unlimited Preferred Shares authorized, of which 1,120 and 1,120, as adjusted, are designated as AMTP Shares (1,120 AMTP Shares outstanding and 1,120 AMTP Shares outstanding, as adjusted, respectively)*

	$ 112,000,000	$ 112,000,000

Net assets applicable to Common Shares	$3,687,336,121	$3,686,942,331	**

*	None of these outstanding shares are held by or for the account of the Fund.
**

Assumes a total of $1,130,000 of the estimated offering costs of the VRRM-MFP Shares’ issuance will be deferred and amortized over the life of the MFP Shares. Assumes a total of $393,790 of the remaining deferred amount of offering costs of the VRDP Shares’ issuance will be expensed.

Asset Coverage:

As provided in the Investment Company Act of 1940, as amended (“1940 Act”), and subject to certain exceptions, the Fund may issue Preferred Shares, including VRRM-MFP Shares, with the condition that immediately after the issuance the value of its assets, less certain ordinary course liabilities, exceeds 200% of the amount of Preferred Shares outstanding. The Statement Supplement and other instruments and agreements to which the Fund is subject place additional restrictions on the ability of the Fund to issue Preferred Shares. The Fund estimates that, based on its capitalization as of October 31, 2021, the Fund’s asset coverage, after giving effect to this offering, will be 284%.

Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

The issuer has filed a registration statement (including a prospectus dated November 18, 2021) and a preliminary prospectus supplement dated November 18, 2021 with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents incorporated by reference therein for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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